Exhibit 99.1

Xueda Education Group Files 2013 Annual Report on Form 20-F

BEIJING, March 31, 2014 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced that the Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2013 with the Securities and Exchange Commission on March 31, 2014.

The Company’s annual report on Form 20-F contains its audited consolidated financial statements and is available on the Company’s website at http://ir.xueda.com. The Company will provide a hard copy of its annual report free of charge to its shareholders and ADS holders upon request.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com